================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____to _____

                        COMMISSION FILE NUMBER 001-14141

                               L-3 COMMUNICATIONS
                               MASTER SAVINGS PLAN

              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                        PAGES
                                                                        -----
Report of Independent Registered Public Accounting Firm                   2

Financial Statements:
    Statements of Net Assets Available for Benefits
    at December 31, 2004 and 2003                                       3-4

    Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 2004                                  5

Notes to Financial Statements                                          6-16

Supplemental Schedule:
    Schedule G, Part III* - Schedule of Nonexempt Transactions for
    the year ended December 31, 2004                                     17

    * Refers to item number in Form 5500 ("Annual Return/Report of
      Employee Benefit Plan") filed with the Department of Labor for the plan year ended December 31, 2004.

      Other schedules required by Section 2520.103-10 of the Department of
      Labor Rules and Regulations for Reporting and Disclosure under the
      Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
L-3 Communications Master Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the "Plan") at December 31, 2004
and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Nonexempt
Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974. The
supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

New York, New York
June 24, 2005

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2004
                                 (IN THOUSANDS)



                                                                        Non-
                                               Participant           Participant
                                                 Directed             Directed                    Total
                                              ---------------       --------------            ---------------

Assets:

  Investment in Master Trust                   $   1,225,607         $    112,099              $   1,337,706

  Contributions receivable:
     Participants                                         54                   --                         54
     Company                                           4,015                1,983                      5,998

                                              ---------------       --------------            ---------------
Net assets available for benefits              $   1,229,676         $    114,082              $   1,343,758
                                              ===============       ==============            ===============


                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003
                                 (IN THOUSANDS)



                                                                               Non-
                                             Participant           Participant
                                               Directed             Directed                    Total
                                            ---------------       --------------            ---------------

Assets:

  Investment in Master Trust                  $    891,597         $     64,162               $    955,759

  Contributions receivable:
     Participants                                    1,268                   --                      1,268
     Company                                           521                2,827                      3,348

                                            ---------------       --------------            ---------------
Net assets available for benefits             $    893,386         $     66,989               $    960,375
                                            ===============       ==============            ===============


                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                 (IN THOUSANDS)



                                                                                Non-
                                                   Participant              Participant
                                                     Directed                 Directed                Total
                                                 -----------------         ---------------        --------------

Contributions:
      Participant                                 $       110,520            $         --           $   110,520
      Company                                               7,117                  48,785                55,902
      Rollover                                             17,442                                        17,442
                                                                                       --

Investment income:
      Net appreciation in the fair value of
        investment in Master Trust                        101,880                  24,429               126,309
      Interest and dividends                               24,662                     681                25,343
      Interest (participant loans)                          1,545                       1                 1,546

Transfers from non-participant directed                                                                      --
   funds to participant directed funds                     22,362                 (22,362)

Transfers from other plans (Note 1)                       128,215                                       128,215
                                                                                       --

Benefit payments                                          (77,012)                 (4,349)              (81,361)

Administrative expenses                                      (441)                    (92)                 (533)
                                                 -----------------         ---------------        --------------

Net increase                                              336,290                  47,093               383,383

Net assets available for benefits
   Beginning of period                                    893,386                  66,989               960,375
                                                 -----------------         ---------------        --------------

Net assets available for benefits
    End of period                                 $     1,229,676            $    114,082           $ 1,343,758
                                                 =================         ===============        ==============


                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

General
-------

The following description of the L-3 Communications Master Savings Plan (the
"Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution 401(k) plan and is administered by the
Benefit Plan Committee ("Plan Administrator") appointed by L-3 Communications
Corporation (the "Company"). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of 47 locations of the Company (See note 3 for a complete listing.) and is subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the
"Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as
Trustee.

Transfers from Other Plans
--------------------------

During 2004, several defined contribution plans sponsored by certain divisions or subsidiaries of the Company were merged into the Plan, including the Vertex
Aerospace LLC Savings and Investment Plan (the "Vertex Plan"), which was merged on June 30, 2004. In connection with the Vertex Plan merger, approximately
$107,600,000 of assets were transferred into the Plan at that date.

Participant Contributions
-------------------------

Generally, all employees are eligible to participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction.
Participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue
Code ("IRC") of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2004 to $13,000 for participants under 50 years of age and $16,000 for participants 50 years of age and over. Participants are
100% vested in their individual contributions and earnings thereon. See Note 3 for a discussion of the Company contribution and related vesting provisions of the Plan.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust Investment Options
-------------------------------

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee and employer contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund - This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. L-3 Holdings is the parent company of the Company. Substantially all employer matching contributions are invested in this fund. This fund represented 21.9% and 16.9% of the Plan's investment in the Master Trust at
December 31, 2004 and 2003, respectively.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

Calamos Growth Fund Class A - This fund is designed to seek long-term capital growth and invest in securities of companies that offer above-average potential for earnings growth. This fund was added as an investment option in 2004 and represented 4.3% of the Plan's investment in the Master Trust at December 31,
2004.

Dodge & Cox Income Fund - This fund is designed to invest in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. This fund was added as an investment option in 2004 and represented 1.6% of the Plan's investment in the
Master Trust at December 31, 2004.

Dodge & Cox Stock Fund - This fund is designed to seek long-term growth of principal and income, and invest primarily in a broadly diversified portfolio of common stocks. This fund was added as an investment option in 2004 and represented 2.4% of the Plan's investment in the Master Trust at December 31,
2004.

Fidelity Diversified International Fund - This fund is designed to seek capital growth and invest primarily in non-U.S. equity securities. This fund was added as an investment option in 2004 and represented 3.5% of the Plan's investment in the Master Trust at December 31, 2004.

Fidelity Freedom Funds - These funds are designed to invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

     Fidelity Freedom 2000 Fund - This fund is designed to invest in Fidelity stock mutual funds, Fidelity bond mutual funds and Fidelity money market funds and is targeted to investors who expect to retire in the near future.
     This fund represented less than one percent of the Plan's investment in the
     Master Trust at December 31, 2004 and 2003.

     Fidelity Freedom 2010 Fund - This fund is designed to invest in Fidelity stock mutual funds, Fidelity bond mutual funds and Fidelity money market funds and is targeted to investors who expect to retire around the year
     2010. This fund represented 4.8% and 6.0% of the Plan's investment in the
     Master Trust at December 31, 2004 and 2003, respectively.

     Fidelity Freedom 2020 Fund - This fund is designed to invest in Fidelity stock mutual funds and Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented
     3.1% and 2.8% of the Plan's investment in the Master Trust at December 31,
     2004 and 2003, respectively.

     Fidelity Freedom 2030 Fund - This fund is designed to invest in Fidelity stock mutual funds and Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented
     1.5% and 1.2% of the Plan's investment in the Master Trust at December 31,
     2004 and 2003, respectively.

Fidelity Ginnie Mae Fund - Funds are designed to invest for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S.
Government. This fund represented 3.3% and 4.7% of the Plan's investment in the
Master Trust at December 31, 2004 and 2003, respectively.

Fidelity Growth & Income Portfolio - Funds are designed to invest mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 8.1% and 10.1% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Fidelity Magellan Fund - Funds are designed to invest for capital appreciation in a broad range of equities of domestic, multinational and foreign companies.
This fund represented 11.8% and 15.2% of the Plan's investment in the Master
Trust at December 31, 2004 and 2003, respectively.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

Fidelity Managed Income Portfolio II - Funds are designed to invest in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 18.3% and 21.3% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

Growth Fund of America Class R5 - This fund is designed to provide long-term growth of capital by investing primarily in domestic common stocks. This fund was added as an investment option in 2004 and represented 2.2% of the Plan's investment in the Master Trust at December 31, 2004.

Spartan U.S. Equity Index Fund - This fund is designed to invest at least 80% of its assets in common stocks of the 500 companies that comprise the Standard &
Poor's 500 Index. This fund represented 4.8% and 4.7% of the Plan's investment in the Master Trust at December 31, 2004 and 2003, respectively.

T. Rowe Price Small-Cap Stock Fund - This fund is designed to invest at least
80% of its assets in equities of small companies. A small company is defined for this purpose as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 5.4% and 3.5% of the Plan's investment in the Master Trust at December 31, 2004 and 2003,
respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust
--------------------------

Investment assets of the Plan are maintained in the Master Trust administered by
FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the Aviation Communications & Surveillance Systems 401(k) Plan, and
these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 1 for a description of the fund options available as of December 31, 2004.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments
------------------------

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings common stock. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year. The L-3 Stock Fund's unit price is computed by the Trustee daily.

The Fidelity Managed Income Portfolio II is a stable value commingled trust managed by FMTC. This fund is stated at fair value as determined by the Trustee, which is generally $1.00 per unit.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

Investment Transactions and Investment Income
---------------------------------------------

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan's investment, as shown in the
Statement of Changes in Net Assets Available for Benefits, consists of the
Plan's proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures
-----------

Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3.
Non-vested Company contributions are forfeited upon termination and are used by the Company to pay plan expenses and to reduce future Company contributions.
Forfeitures available were approximately $1,863,000 and $1,226,000 at December
31, 2004 and 2003, respectively.

Benefit Payments
----------------

Benefit payments are recorded when paid.

Plan Expenses
-------------

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the
Company pays for administrative expenses. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties
-----------------------

The Plan provides for investment options in various mutual funds and the L-3
Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

3. COMPANY CONTRIBUTIONS AND VESTING PROVISIONS

The Company provides matching contributions based on a matching percentage of the participant's contribution up to a designated percentage of the participant's compensation. Certain divisions and subsidiaries provide non-matching and supplemental contributions as provided for in the Plan document. The Company's matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

Division / Subsidiary                                         Company Match
---------------------                                         -------------
Army Fleet Support                                             50% up to 8%
Atlantic Science & Technology                                      (1)
Aviation Recorders                                           25% up to 6% (2)
Avionics Systems                                            100% up to 6% (3)
Aydin Electro-Fab                                                  (1)
Brashear                                                         None (4)
BT Fuze Products                                               50% up to 6%
Corporate                                                      80% up to 5%
CS West - Photonics                                           100% up to 4%
Display Systems                                                60% up to 5%
Electrodynamics                                                    (5)
Electron Devices                                             50% up to 6% (6)
ESSCO                                                          50% up to 6%
Government Services, Inc.                                      50% up to 6%
IEC                                                                (7)
KDI                                                                (8)
L-3 Communications Avisys                                      50% up to 6%
L-3 Communications BAI Aerosystems                             25% up to 6%
L-3 Communications Flight International                      50% up to 6% (9)
L-3 Communications Infrared Products                          100% up to 4%
L-3 Communications Integrated Systems                       100% up to 4% (10)
L-3 Communications Security and Detection Systems             100% up to 5%
L-3 Communications SPD Technologies                             (11) (12)
L-3 Communications Systems- East                            50% up to 8% (13)
L-3 Communications Systems- West                                   (14)
L-3 Communications Vertex Aerospace LLC                          (15) (16)
L-3 Global Network Solutions                                  100% up to 4%
L-3 Hygienetics Environmental Services                         50% up to 2%
L-3 Military Aviation Services                                 50% up to 6%
Link Simulation and Training                                  100% up to 4%
Microdyne Outsourcing                                       25% up to 18% (17)
MPRI                                                               (1)
Narda Microwave- East                                              (18)
Narda Microwave- West                                          50% up to 6%
Ocean Systems                                                      (19)
Power Paragon                                                  50% up to 6%
Prime Wave                                                    100% up to 4%
Randtron Antenna Systems                                      100% up to 6%
Ruggedized Command and Control Solutions                     50% up to 6% (6)
Scandia                                                            None
SeaBeam                                                       100% up to 1%
Ship Analytics, Inc.                                               (1)
SYColeman/Coleman Aerospace                                   100% up to 7%
Southern California Microwave                                      (20)
Space & Navigation                                                 (21)

                                       10

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

Division / Subsidiary (continued)          Company Match (continued)
---------------------------------          -------------------------
Telemetry East                                    50% up to 6%
Telemetry West                                    50% up to 6%

Substantially all of the Company matching contributions are made in L-3
Holdings' common stock.
-------------------------------------------------------------------------------

(1)  Company matching contributions for participants who are employees of
     Atlantic Science & Technology, Aydin Electro-Fab, MPRI and Ship Analytics,
     Inc. are discretionary and are determined each year.
(2)  The Company contribution for Aviation Recorders includes a supplemental contribution of 1% of the participant's compensation and also may include a discretionary additional match of up to 75% of 6% of the participant's compensation contributed.
(3)  The Company shall make a supplemental contribution each year for participants who were participants in the Goodrich Corporation Employees'
     Pension Plan on June 30, 2003 and who (1) are employees on the last day of the plan year, (2) separated from employment with the employer during the plan year due to death, retirement on or after age 65, disability, or (3)
     are not employees on the last day of the plan year solely as a result of the transfer of such participants to a division/subsidiary not participating in the Plan in an amount ranging from 1.0% to 5.5% of compensation, depending on years of age attained on the last day of the plan year.
(4)  The Company shall make a supplemental contribution for a participant who is employed by Brashear on the last day of the plan year in an amount equal to
     3% of the participant's compensation.
(5)  The Company matching contribution for participants who are salaried employees of Electrodynamics is 100% up to 5% of compensation. The Company shall make an annual supplemental contribution for salaried employees ranging from 1% of total compensation to 8% of the first $10,000 of compensation plus 5% of compensation in excess of $10,000, based on age attained during the plan year. The Company matching contribution for participants who are members of the International Brotherhood of Electrical
     Workers, Local 134 is 100% up to 2% of salary.
(6)  Participants who were employees of Electron Devices or Ruggedized Command and Control Solutions on October 26, 2002 and as of the last day of the plan year are eligible for a supplemental employer contribution. The supplemental contribution is equal to 1% of compensation for participants under 45 years of age, 3% of compensation for participants between 45 and
     54 years of age, and 5% of compensation for participants 55 years of age or above.
(7)  With the exception of IEC's Redmond operations, the Company matching contribution for IEC is 100% of the participants contribution up to 2% of the participant's compensation plus 50% of the participants contribution on the next 4% of the participant's compensation. For IEC's Redmond operations, the Company matching contribution is 50% of the first 8% of compensation, which increases to 100% of the first 8% of compensation after
     5 years of participation. Participants from IEC's Redmond operations do not receive any matching contributions during the first year of employment.
(8)  The Company's matching contribution for KDI is 100% of the participant's contribution up to 3% of compensation, plus 75% of the participant's contribution on the next 1% to 4% of compensation.
(9)  Participants who are employees of L-3 Communications Flight International do not receive any matching contributions during the first year of employment.
(10) The Company shall make a supplemental contribution for a participant who is employed by L-3 Communications Integrated Systems on the last day of the plan year in an amount equal to 0.5% of the participant's compensation. No matching or supplemental contribution shall be made on behalf of a participant who is an employee covered by the Service Contract Act, as amended.
(11) The Company matching contribution for participants who are employees of SPD
     Electrical Systems, SPD Switchgear, Henschel, or who are salaried employees of PacOrd is 50% of the participant's contribution up to 6% of compensation. The Company matching contribution for participants who are hourly employees of PacOrd is 15% of the participant's contribution up to
     6% of compensation.
(12) Participants who are represented by UAW Local 1612 and who do not participate in the SPD Technologies Retirement Pension Plan may participate in an additional employer contribution ranging from 1% to 2% of compensation depending on employee eligibility and years of participation in this employer contribution arrangement.

                                       11

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

(13) The Company's matching contribution for participants who are hourly employees of L-3 Communications Systems- East with less than 36 months of employment is 50% of the participants contribution up to 6% of compensation.
(14) The Company's matching contribution for L-3 Communications Systems - West is (i) 100% of the participant's contribution up to 4% of compensation for participants that are salaried employees and union employees represented by the East Coast Lodge 815, International Association of Machinists &
     Aerospace Workers (IAM) and (ii) 75% of the participant's contribution up to 4% of compensation for participants that are union employees not represented by the IAM. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the IAM.
(15) The Company's matching contribution for participants who are employees of
     L-3 Communications Vertex Aerospace LLC and who do not belong to the
     Support Services Division is generally 100% of the participant's contribution up to 4% of salary. Additionally, the Company provides a non-matching contribution for participants who do not belong to the Support
     Services Division of 0.5% of salary. The Company shall also make a supplemental contribution as of the last day of each year to participants who were eligible to participate on June 26, 2001 in either the Raytheon
     Aircraft Holdings, Inc. Base Retirement Income Plan or the Raytheon
     Aircraft Company Retirement Income Plan for Salaried Employees provided the participant is an employee of the Company on the last day of the plan year.
(16) The Company's matching contribution for participants who are employees of
     L-3 Communications Vertex Aerospace LLC and who belong to the Support
     Services Division is generally zero, except for union employees assigned to the T-45 program, who are matched 50% of the participants contribution up to 8% of salary, salaried non-union employees assigned to the T-45 program, who are matched 100% up to 4% of salary, and union employees assigned to
     Kirtland Air Force Base, who are matched 50% up to 6% of salary.
     Additionally, the Company generally provides a non-matching contribution for participants who belong to the Support Services Division ranging from
     1.75% to 4.00% of salary. Salaried non-union employees assigned to the T-45 program do not receive a non-matching contribution.
(17) The maximum Company matching contribution for Microdyne Outsourcing is
     $500 per year.
(18) The Satellite Networks division was merged into the Narda Microwave - East division effective January 1, 2004. The Company's matching contribution for participants who also participate in the Narda Microwave Pension Plan is
     40% of the participant's contribution up to 5% of salary. The Company's matching contributions for participants who do not participate in the Narda
     Microwave Pension Plan is 50% of the participant's contribution up to 10%
     of salary.
(19) The Company's matching contribution for participants who are salaried employees of Ocean Systems is 50% of the participant's contribution up to
     8% of salary, which increases to 100% of the participant's contribution up to 8% of salary after 5 years of participation. Salaried employees of Ocean
     Systems do not receive any matching contributions during the first year of employment. The Company matching contribution for participants who are hourly employees of Ocean Systems is 50% of the participant's contribution up to 4% of salary.
(20) The Company's contribution for Southern California Microwave is an annual discretionary profit sharing contribution of 7.5% of a participant's compensation.
(21) The Company's matching contribution for participants who are salaried employees of Space & Navigation is 50% of the participant's contribution up to 8% of salary, increasing to 100% of the participant's contribution up to
     8% of salary after 5 years of participation. The Company matching contribution for participants who are hourly employees of Space &
     Navigation is 50% of the participant's contribution up to 6% of salary.

                                       12

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

Vesting of Company contributions in effect during 2004 varied by division and/or subsidiary and is listed below.

Atlantic Science & Technology, Aviation Recorders, Avionics Systems
(supplemental contribution account), Aydin Electro-Fab, Corporate, CS West -
Photonics, Display Systems, Electrodynamics, IEC, including IEC's Redmond operations, KDI, L-3 Communications BAI Aerosystems, L-3 Communications Flight
International, L-3 Communications SPD Technologies (excluding the additional
Company contribution for employees covered by UAW Local 1612 which vests after five years of service), L-3 Communication Systems-West (salaried employees), L-3
Global Network Solutions, Microdyne Outsourcing, Narda Microwave-East, Narda
Microwave-West, Ocean Systems (salaried employees), Power Paragon, Prime Wave,
Space & Navigation (salaried employees), Telemetry East and Telemetry West:

             Years of Service                    Vested Percentage
             ----------------                    -----------------
             Less than 1                                        0%
                    1                                          20%
                    2                                          40%
                    3                                          60%
                    4                                          80%
                    5 or more                                 100%

Brashear and hourly employees of Ocean Systems and Space & Navigation:

             Years of Service                    Vested Percentage
             ----------------                    -----------------
             Less than 5                                        0%
                 5 or more                                    100%

Electron Devices, Government Services, Inc., L-3 Communications Avisys, L-3
Communications Security and Detection Systems, L-3 Hygienetics Environmental
Services, L-3 Military Aviation Services, MPRI, Ruggedized Command and Control
Solutions, Ship Analytics, Inc. and SYColeman/Coleman Aerospace:

             Years of Service                    Vested Percentage
             ----------------                    -----------------
             Less than 1                                        0%
                   1                                           25%
                   2                                           50%
                   3 or more                                  100%

Company contributions for Army Fleet Support, Avionics Systems (matching account), BT Fuze Products, Essco, L-3 Communications Infrared Products, L-3
Communications Integrated Systems, L-3 Communications Systems - East, union employees of L-3 Communications Systems - West, L-3 Communications Vertex
Aerospace LLC, Link Simulation and Training, Randtron Antenna Systems, SeaBeam
and Southern California Microwave are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries also become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.

                                       13

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

4. MASTER TRUST

The fair value of the investments of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2004 and 2003 are presented in the table below. The Master Trust represents 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003. The Plan's percentage interest in the Master Trust was 99.4% at December 31, 2004 and 99.5%
at December 31, 2003.



                                                               Master Trust                  Plan's Portion
                                                      ---------------------------------------------------------
    Fund                                                   2004          2003             2004          2003
    ------------------------------------------------  -------------- ------------    ------------- ------------
                                                                           (in thousands)

    INVESTMENTS AT FAIR VALUE AS DETERMINED
      BY QUOTED MARKET PRICE:
    Calamos Growth Fund Class A                          $  57,775   $        --      $     57,537   $       --
    Dodge & Cox Income Fund                                 21,983            --            21,955           --
    Dodge & Cox Stock Fund                                  31,558            --            31,465           --
    Fidelity Diversified International Fund                 47,677            --            47,446           --
    Fidelity Freedom 2000 Fund                               8,749         7,340             8,707        7,306
    Fidelity Freedom 2010 Fund                              64,371        57,360            64,277       57,296
    Fidelity Freedom 2020 Fund                              42,274        26,681            41,877       26,457
    Fidelity Freedom 2030 Fund                              19,633        11,882            19,415       11,741
    Fidelity Freedom 2040 Fund                                  --         1,608                --        1,608
    Fidelity Ginnie Mae Fund                                44,098        45,371            43,848       45,187
    Fidelity Growth & Income Portfolio                     108,394        96,541           108,059       96,302
    Fidelity Magellan Fund                                 158,285       146,006           157,791      145,618
    Fidelity OTC Portfolio                                      --        12,876                --       12,824
    Growth Fund of America Class R5                         29,190            --            29,119           --
    INVESCO Dynamics Fund                                       --        39,261                --       39,134
    INVESCO Small Company Growth Fund                           --          7,921               --        7,888
    Janus Overseas Fund                                         --       37,591                 --       37,437
    Spartan U.S. Equity Index Fund                          65,120        45,038            64,872       44,859
    T. Rowe Price Small-Cap Stock Fund                      72,449        33,525            72,108       33,386
                                                       -----------  ------------      ------------  -----------
                                                          771,556        569,001           768,476      567,043
                                                       -----------  ------------      ------------  -----------

    INVESTMENTS AT ESTIMATED FAIR VALUE:
    L-3 Stock Fund                                        296,317        163,886           292,661      161,873
    Fidelity Managed Income Portfolio II                  245,239        204,132           244,433      203,567
    Participant Loans (Interest Rates of 4.0%
         to 12.1%)                                         32,354         23,431            32,136       23,276
                                                       -----------  ------------      ------------  -----------
                                                          573,910        391,449           569,230      388,716
                                                       -----------  ------------      ------------  -----------

    Total Investments                                  $1,345,466    $   960,450      $  1,337,706   $  955,759
                                                       ===========  ============      ============  ===========


                                       14

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2004 is presented in the table below.



                                                                    Master Trust       Plan's Portion
                                                                             (in thousands)

Net appreciation in fair value of investment:
   Registered investment companies                                  $      50,038       $      49,843
   L-3 Stock Fund                                                          77,422              76,466
                                                                   ----------------     ---------------
                                                                          127,460             126,309
Interest and dividend income                                               25,446              25,343
                                                                   ----------------     ---------------
Net increase in fair value                                          $     152,906        $    151,652
                                                                   ================     ===============


5. BENEFIT PAYMENTS

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC.
Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

6. LOANS

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent.
Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant's vested account balance.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The
Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the
IRC.

8. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the
Company to Fidelity Investments Institutional Operations Company, Inc. for
record keeping services were $33,192 for the year ended December 31, 2004.

                                       15

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

The Plan's proportionate interest in the L-3 Stock Fund includes 3,904,196 shares of L-3 Holdings' common stock valued at approximately $285,943,000 at
December 31, 2004 and 3,100,733 shares of L-3 Holdings' common stock valued at approximately $159,254,000 at December 31, 2003.

9. TERMINATION PRIORITIES

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs, participants in that employee group will become 100 percent vested in Company contributions and the net assets attributable to that employee group will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                                       16

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                              SCHEDULE G, PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004



Identity                               Relationship     Description          Date            Cost      Current Value     Net gain
--------                               ------------     -----------          ----            ----      -------------     --------

L-3 Communications Corporation           Employer      Indirect Loan     April 1, 2004       $ 14,732      $  15,433       $  701



                                       17

                  Pursuant to the requirements of the Securities Exchange Act of
1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                                  L-3 Communications Master Savings Plan
                                  Registrant

Date:  June 24, 2005

                                  /s/ Michael T. Strianese
                                  -----------------------------------
                                  Name:  Michael T. Strianese
                                  Title: Senior Vice President, Chief Financial
                                  Officer and Corporate Ethics Officer
                                  of L-3 Communications Holdings, Inc.
                                  (Principal Financial Officer)